Contact

www.linkedin.com/in/
andrewcmitchell (LinkedIn)
www.brandfoundryvc.com
(Company)

Top Skills

Angel Investing
Venture Capital
Corporate Development

Andrew C. Mitchell

Founder, Brand Foundry Ventures
New York City Metropolitan Area

Experience

Brand Foundry Ventures
Founder
March 2014 - Present (9 years 7 months)
New York, New York

Brand Foundry Ventures (BFV) is an institutional Venture Capital fund.
We lead Series Seed and Series A financing rounds in innovation-driven brands that can connect more directly with today's online savvy consumer.

Angel Investor
Angel Investor
January 2007 - February 2014 (7 years 2 months)
New York, NY

Early stage investor focused on the consumer sector: B2C and Consumer Tech
@PelotonCycle @WarbyParker @Harrys @KiwiCrate @Birchbox
@ChloeandIsabel @StellaService @DoubleDutch @Zozi @Events
@Contently @Pinrose @Movity

Aspen Industries, Inc. (acquired)
Co-Founder
March 2002 - February 2014 (12 years)
Greater New York City Area

Corporate management, operations and multi-tier sales development in the health & beauty industry. Source, manage and execute new development deals for the company that focused on distribution and sales platforms to create value for the brands we service.

Education

Lafayette College
BA, Political Science and Government · (1997 - 2001)

The Blake School
· (1993 - 1997)